Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004
WRITER'S DIRECT DIAL (212) 574-1320		1200 G STREET, N.W. WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184
TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM

April 8, 2009

VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-3628 Attention: Mellissa Duru

Re:	Consolidated-Tomoka Land Co. Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) Filed March 20, 2009 by Wintergreen Fund, Inc. et al.
File No. 1-11350

Dear Ms. Duru:

I received your letter dated March 25, 2009 setting forth your comments on the Proxy Statement filed by David Winters, Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd., Renaissance Global Markets Fund, Wintergreen Advisers, LLC and Wintergreen GP, LLC (collectively, “Wintergreen”).  The comments and Wintergreen’s responses to the comments are discussed below.

General

Comment:
We note your response to the prior comment 11 and are unable to agree. It is not apparent to us how the discretion to vote for an unidentified substitute nominee could be exercised without consideration of Rule 14a-4(d)(1). Accordingly we reissue the comment.

Response:
The Proxy Statement has been revised to reflect this comment. Specifically, the statement “Wintergreen expects that the Wintergreen Nominees will be able to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GREEN proxy card will be voted for substitute nominees.” has been deleted from the end of the supporting statement of Proposal 1.

*     *     *     *     *     *

We have been authorized by Wintergreen to represent to the staff of the SEC that:

●	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to call me at (212) 574-1230.

Very truly yours, /s/ Fola Adamolekun Fola Adamolekun

SK 25133 0011 985310